May 21, 2013

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund IV, L.P., Series 2 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed a Plan of Liquidation pursuant to a consent solicitation statement dated March 12, 2012. The Plan of Liquidation was approved on May 8, 2012. Pursuant to the Plan we have directed our efforts to liquidating the remaining properties. Since our last property disposition notice to you, the Partnership has sold its interest in one local limited partnership. The appraisal of the apartment complex, conducted with any applicable restrictions taken into consideration, indicated no remaining equity in the apartment complex. Accordingly, the transfer was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. The apartment complex stayed with the local limited partnership owning it subject to its mortgage indebtedness.

The schedule comprising Attachment No. 1 hereto includes the property’s appraised value as of the date set forth, and the property’s loan balance as of December 31, 2012.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 140% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K1, expected to be delivered to you approximately February or March 2014. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1

A	B	C	D	E	F

Local Limited Partnership	Mortgage Debt at 12/31/12	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction

Apartment Housing of East Brewton, Ltd.	$1,043,039	$250,000	9/25/2012	3/31/2013	LP Interest Sale

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com